

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2011

Via E-Mail
Mr. Rodney E. Schwatken
Chief Financial Officer
Novastar Financial, Inc.
2114 Central Street, Suite 600
Kansas City, Missouri 64108

>   **Re: Novastar Financial, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed March 22, 2011**
>   **File No. 001-13533**

Dear Mr. Schwatken:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Refinancing of Trust Preferred Securities, page 4

1.   We note you indicate that the indentures governing the Senior Notes contain negative covenants that restrict the Company's use of cash and that at any time the Senior Notes accrue interest at the Full Rate, and the Company satisfies certain financial covenants, certain negative covenants and restrictions on cash will not apply. Please include a more detailed discussion of these covenants in future Exchange Act periodic reports. In addition, please confirm that in future Exchange Act periodic reports you will disclose your actual financial covenant ratios to the extent that compliance with the ratio is having a material impact on your financial flexibility.

Financial Statements and Notes

Note 2 – Summary of Significant Accounting and Reporting Policies

Revenue Recognition, page 31

2.   We note that StreetLinks collects a fee for appraisal services from lenders and borrowers and passes through most of the fee to independent residential appraisers.   Please clarify how you considered the guidance in section 605-45 of the FASB Accounting Standards Codification in determining whether you should present your revenue gross versus net.   Your response should discuss the indicators you considered that support your conclusion.   Please provide us the disclosure you will include in future Exchange Act periodic reports to address this issue.

Note 8 – Commitments and Contingencies

Contingencies

Pending Litigation, page 43

3.   We note you are required to repurchase or substitute mortgage loans if you breach a representation or warranty in connection with your securitizations.   Please clarify how you have complied with the disclosure requirements outlined in paragraphs 460-10-50-2 to 4 of the FASB Accounting Standards Codification for these guarantees.   Please provide us the disclosure you will include in future Exchange Act periodic reports to address this issue.

Signatures, page 63

4.   In future Exchange Act periodic reports, please confirm that Rodney E. Schwatken is also your principal accounting officer or controller.   Please see General Instruction D(2)(a) of Form 10-K.

Form 10-Q for the Period Ended March 31, 2011

Financial Statements and Notes

Note 8 – Borrowings

5.   We note you account for the debt exchange transaction as a modification as opposed to an extinguishment.   Please clarify how you considered the guidance in section 470-50 of the FASB Accounting Standards Codification in determining that this debt exchange transaction is a modification as opposed to an extinguishment.   Your response should include a comparison of the significant modified terms between the new senior notes and

the cancelled junior subordinated debentures and the impact it had on your determination of the present value of cash flows.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee, Staff Accountant, at (202) 551-3468 or Daniel L. Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director